2929 SEVENTH STREET, SUITE 100

BERKELEY, CALIFORNIA 94710

April 27, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Dynavax Technologies Corporation (the “Company”)
Form S-3/A Registration Statement (File No. 333-164254)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3/A to become effective at 2:00 p.m. Eastern Time Thursday, April 29, 2010 or as soon thereafter as is practicable.

The undersigned registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DYNAVAX TECHNOLOGIES CORPORATION

By:	/s/ Jennifer Lew
Jennifer Lew
Vice President, Finance

PHONE: 510-848-5100	TOLL-FREE: 877-848-5100	FAX: 510-848-1327	WWW.DYNAVAX.COM